UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

314308107

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,249,053
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,249,053
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 13,120,246 shares of Common Stock, par value $0.01 per share, outstanding as of November 1, 2006, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 314308107	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,249,053
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,249,053
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,249,053
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,249,053
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D/A	Page 5 of 12 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 19, 2006 and amended on January 30, 2007 and March 20, 2007 (the “Schedule 13D”), with respect to shares of Common Stock, par value $0.01 per share (the “Shares”), of Feldman Mall Properties, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 314308107	13D/A	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $14,185,599.77. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on June 15, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On December 18, 2006, the Reporting Persons sent a letter to the Chairman of the Board and Chief Executive Officer of the Issuer (the “December 18th Letter”). The December 18th Letter contained a shareholder proposal for inclusion with the Issuer’s proxy statement, which recommended that the Board of Directors of the Issuer promptly engage an investment banking firm and pursue a sale of the Issuer. A copy of the December 18th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. In addition, on December 18, 2006, the Reporting Persons issued a press release related to the December 18th Letter, a copy of which is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. On January 30, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “January 30th Letter”). A copy of the January 30th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On March 20, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “March 20th Letter”). A copy of the March 20th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. On May 16, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 16th Letter”). A copy of the May 16th Letter is attached hereto as Exhibit E as is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, provided, however, that the Reporting Persons do not currently intend to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Global Alpha Fund LP and GPC LXV, LLC owned beneficially 259,525; 509,498; 82,238; 172,662; 104,124; 49,575 and 71,431 Shares, respectively, representing approximately 2.0%; 3.9%; 0.6%; 1.3%; 0.8%; 0.4% and 0.5%, respectively, of the shares of Common Stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,249,053 Shares, constituting 9.5% of the 13,120,246 shares of Common Stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,249,053 Shares, constituting 9.5% of the 13,120,246 shares of Common Stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,249,053 Shares, constituting 9.5% of the 13,120,246 shares of Common Stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit F attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 314308107	13D/A	Page 7 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.**

Exhibit D	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.***

Exhibit E	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated May 16, 2007.

Exhibit F	Schedule of Transactions in Shares of the Issuer**

Exhibit G	Joint Filing Agreement*

*	Filed with the Schedule 13D on December 19, 2006.

**	Filed with the Schedule 13D/A on January 30, 2007.

***	Filed with the Schedule 13D/A on March 20, 2007.

CUSIP No. 314308107	13D/A	Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 314308107	13D/A	Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.**

Exhibit D	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.***

Exhibit E	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated May 16, 2007.

Exhibit F	Schedule of Transactions in Shares of the Issuer**

Exhibit G	Joint Filing Agreement*

*	Filed with the Schedule 13D on December 19, 2006.

**	Filed with the Schedule 13D/A on January 30, 2007.

***	Filed with the Schedule 13D/A on March 20, 2007.

CUSIP No. 314308107	13D/A	Page 10 of 12 pages

Exhibit E

Mercury Real Estate Advisors LLC

Three River Road

Cos Cob, CT 06807

May 16, 2007

Board of Directors

Feldman Mall Properties, Inc.

1010 Northern Blvd., Suite 314

Great Neck, New York 11021

Dear Gentleman:

As you are aware, Mercury Real Estate Advisors LLC (“Mercury”), together with its managed investment funds, is one of the largest investors in Feldman Mall Properties, Inc. (“Feldman” or the “Company”), with a reported ownership stake of approximately 9.5%. In letters dated December 18, 2006, January 30, 2007 and March 20, 2007, we demanded that the Board of Directors of the Company (the “Board”) engage a financial advisor to immediately assist the Board in undertaking a sale of the Company.

We continue to be dismayed that the Board has not undertaken a sale process and that Feldman remains an independent, standalone company. From a business fundamentals perspective, the Company trades at a deep discount to its liquidation value. We believe that the value of this Company continues to be eroded by an ineffective management team that has delivered a total return of only 1.9% for shareholders since the Company’s initial public offering (while the REIT index has delivered a total return of almost 60% during the same period) and the Board’s tacit support thereof. The Company is too small to be public — even though the Company is clearly under-staffed, G&A expense still represents far too high a percentage of revenues.

In addition, the continued lack of financial controls at the Company is extremely troubling. In our March 20, 2007 letter, we identified numerous occasions when the Company has exhibited poor financial controls by missing SEC filing deadlines or regularly revising earnings guidance. The Company’s recent failure to timely file its 2006 Annual Report on Form 10-K is only further evidence of such systematic deficiencies. These failures are especially embarrassing given the Company’s relatively straightforward business operations, which entail owning a mere 7 retail properties. We hold the members of the Audit Committee of the Board, Lawrence S. Kaplan (the former national director of Ernst & Young’s REIT Services Group), Bruce E. Moore (who received a Masters Degree in Accounting from the Wharton School) and Paul McDowell (who is the current CEO of Capital Lease Funding (NYSE: LSE)), particularly accountable for the continued shortcomings in the Company’s financial reporting and such repeated failures suggest a lack of proper oversight by such committee and its members.

Enough is enough! The Company has failed repeatedly to meet routine SEC reporting timetables, repeatedly disappointed on earnings and cash flow projections and

CUSIP No. 314308107	13D/A	Page 11 of 12 pages

recently completed a dilutive financing. The Company is too small to be a sustainable public company. Consistent with its fiduciary duties, the Board should immediately undertake a public sale process and return the proceeds of such a sale to shareholders.

As requested in our last letter, we request a meeting with the Board to discuss this dire situation. On multiple occasions, we have called and spoken with Paul McDowell, the lead independent director of the Company. To date, Mr. McDowell has refused to meet with us. We look forward to hearing from you.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis Chief Executive Officer	Malcolm F. MacLean IV President

CUSIP No. 314308107	13D	Page 12 of 12 pages

Exhibit F

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/20/2007	2,000	12.07
4/27/2007	5,000	11.47

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/23/2007	(16,900)	11.48
5/9/2007	(9,000)	11.51

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/30/2007	400	11.51

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.